EXHIBIT 99.2

News Release

AXA Diagnostics Named Exclusive Distributor for Rosetta’s microRNA-based Assays in Italy

•	AXA Diagnostics will distribute Rosetta Genomics’ three recently launched miRview™ tests in Italy
•	By leveraging unique biomarkers called microRNAs, Rosetta’s miRview™ tests can offer patients and physicians new insights on cancer

Rehovot, Israel; Philadelphia; Rome, Italy (September 8, 2009) – Rosetta Genomics, Ltd. (NASDQ: ROSG), a leading developer of microRNA-based molecular diagnostics, and AXA Diagnostics, a privately owned company that markets specialized diagnostic tests , announced today the signing of an exclusive distribution agreement in Italy for Rosetta Genomics’ three currently available diagnostic tests. Under the terms of the agreement, AXA will market Rosetta Genomics’ miRview™ tests in Italy. Samples will be sent from Italy to Rosetta Genomics’ CLIA-laboratory in Philadelphia for analysis. The terms of the deal were not disclosed.

“This latest distribution agreement with AXA Diagnostics marks Rosetta Genomics’ entry into Europe, and we are excited to have AXA as our first partner in this region,” noted Ronen Tamir, Chief Commercialization Officer at Rosetta Genomics. “We believe that there is significant need for our miRview™ tests in Italy, as well as worldwide, and that AXA is the right partner to bring these tests to cancer patients in Italy. As we have previously mentioned, we are continuously expanding our global distribution network, and believe that by the end of the year our tests will be available in other regions as well.”

Silvio Furino, President of AXA Diagnostics, said “We are excited about our new relationship with Rosetta Genomics. We expect that these novel molecular diagnostic tests will provide improved diagnoses for cancer patients in Italy and that physicians will now be able to provide personalized medicine and customized treatment. This new era of high-quality healthcare has the potential to make better medical outcomes possible.”

The following tests will be distributed by AXA Diagnostics:

•
miRview™ mets – This test can accurately identify the primary tumor site in patients presenting with metastatic cancer, as well in patients whose tumor has not been identified, and consequently been labeled Cancer of Unknown Primary (CUP). As metastases need to be treated according to their primary origin, accurate identification of the metastases’ primary origin can be critical for determining appropriate treatment. Current diagnostic methods to identify the origin of a metastasis include a wide range of costly, time consuming and at times inefficient tests. miRview™ mets offers physicians a fast, accurate and easy-to-interpret diagnosis of the predicted primary origin.

•
miRview™ squamous – Using a single microRNA, miRview™ squamous differentiates squamous from non-squamous, non-small cell lung cancer (NSCLC) patients. When administered targeted therapy, whether currently available or under development, patients with squamous cell carcinoma of the lung have demonstrated varying response patterns ranging from a high incidence of severe or fatal internal bleeding in the lungs to overall poor response to treatment. Current methods for differentiating squamous from non-squamous non-small cell lung cancer are not standardized, are difficult to reproduce and have low accuracy. miRview squamous produces a single score that indicates whether a sample is squamous or non squamous NSCLC.

•
miRview™ meso – This test leverages microRNA’s high specificity as biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure, from other carcinomas in the lung. As mesothelioma patients require specific treatment regimens, an accurate diagnosis is critical. Currently, there is no single diagnostic test that is entirely conclusive for this differentiation. In addition, pathological diagnosis may suffer from significant inter-observer variability, and in the absence of a single specific and reliable marker mesothelioma can be difficult to identify from other cancers. miRview™ meso is a highly accurate test that may also assist physicians to rule out mesothelioma in patients diagnosed with adenocarcinoma in the lung who have been exposed to mesothelioma-related substances, primarily asbestos particles and heavy metals.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, naturally occurring, small RNAs that act as master regulators and have the potential to form the basis for a new class of diagnostics and therapeutics. Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases. In addition, microRNAs have been shown to have different expression in various pathological conditions. As a result, these differences may provide for a novel diagnostic strategy for many diseases.

About AXA Diagnostics
AXA Diagnostics is a private company located in Pomezia, Italy that markets specialized diagnostic tests. AXA Diagnostics sells over 300 diagnostic products on a direct basis in Italy and through a network of distributors in Europe. AXA Diagnostics has obtained certification for the management of its quality system according to the requirements of UNI EN ISO 13485:2004. More information on AXA Diagnostics is available at www.axadiagnostics.com

About Rosetta Genomics
Rosetta Genomics (Nasdaq: ROSG) is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets, and miRview™ meso, are commercially available through its Philadelphia-based CLIA-certified lab. Rosetta Genomics is the 2008 winner of Wall Street Journal’s Technology Innovation Awards in the medical/biotech category.

Rosetta Genomics Company Contact:
Ron Kamienchick
215- 382- 9000 ext 318
investors@rosettagenomics.com	AXA Company Contacts:

Investor Contacts:	Gianni Furino
Lippert/Heilshorn & Associates	AXA Diagnostics Srl
Kim Sutton Golodetz	Via Campobello, 1
(212) 838-3777	00040 Pomezia – ROMA (Italy)
Telephone: 39 06 912 511 79
kgolodetz@lhai.com	Email: info@axadiagnostics.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, the potential of microRNAs in the diagnosis and treatment of disease, and Rosetta’s expected expansion of its global distribution network constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.